Exhibit 99.1

ASM International N.V.

ASM International N.V. completes new credit facility

BILTHOVEN, The Netherlands, March 10, 2006 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced the closing of a € 50 million, four-year bank credit facility with Rabobank of the Netherlands. The facility is secured by a portion of the company’s shareholding in ASM Pacific Technology Ltd., its 54%-owned subsidiary.

Naud van der Ven, chief financial officer of ASMI, “ With the completion of this banking arrangement, we are taking advantage of a favorable banking climate to reinstitute the company’s practice of utilizing short-term bank credit lines in the normal course of our Front-end business.

“We are very pleased with the present arrangement as this facility represents another element in our plan to maintain and improve our financial position. While we intend to internally fund capital expenditures and to generate free cash over the next four years, this facility provides a backup for the meeting of our liquidity needs.”

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K as filed. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven; CFO ASM International; +31 30 229 85 40

Mary Jo Dieckhaus: US Investor Relations; +1 212 986 29 00